Exhibit 99.1

This Statement on Schedule 13G is filed by: Apollo Origination Partnership II (Levered AIV), L.P., (ii) Apollo Origination Advisors II L.P., (iii) Apollo Origination Advisors II GP, LLC, (iv) APH Holdings (DC), L.P., and (v) Apollo Principal Holdings B GP, LLC.

Issuer Name and Ticker or Trading Symbol: Apollo Origination II (Levered) Capital Trust [NONE]

**Apollo Origination Partnership II (Levered AIV), L.P.**

By: Apollo Origination Advisors II L.P., its general partner
By: Apollo Origination Advisors II GP, LLC, its general partner
By: APH Holdings (DC), L.P., its sole member
By: Apollo Principal Holdings B GP, LLC, its general partner

By: /s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President, Assistant Secretary

**Apollo Origination Advisors II L.P.**

By: Apollo Origination Advisors II GP, LLC, its general partner
By: APH Holdings (DC), L.P., its sole member
By: Apollo Principal Holdings B GP, LLC, its general partner

By: /s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President, Assistant Secretary

**Apollo Origination Advisors II GP, LLC**

By: APH Holdings (DC), L.P., its sole member
By: Apollo Principal Holdings B GP, LLC, its general partner

By: /s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President, Assistant Secretary

**APH Holdings (DC), L.P.**

By: Apollo Principal Holdings B GP, LLC, its general partner

By: /s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President, Assistant Secretary

**Apollo Principal Holdings B GP, LLC**

Signature: /s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President, Assistant Secretary